

May 29, 2014

<u>Via E-mail</u>
Gary B. Halverson
President and CEO
Cliffs Natural Resources, Inc.
200 Public Square, Suite 3300
Cleveland, Ohio  44114-2315

**Re:    Cliffs Natural Resources Inc.**
**Preliminary Proxy Solicitation material filed on Schedule 14A**
**DEFA14A filing made on May 14, 2014**
**Preliminary Proxy Statement filed on Schedule 14A May 23, 2014**
**File Number:  001-08944**

Dear Mr. Halverson,

We have reviewed the above-captioned filings, and have the following comments.  Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending a filing or by providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to a filing and any information you provide in response to these comments, we may have additional comments.

**DEFA14A filing made on May 14, 2014**

1. On page 15, Cliffs states that "G. Halverson [was] appointed Pres. & COO, and elected to CLF Board" in November 2013.  The assertion regarding the Board position creates the impression that Mr. Halverson was duly elected to the Board by Cliffs' shareholders.  Please clarify in the proxy statement that Mr. Halverson was appointed to the Board by the other incumbent directors, if true, and refrain from making future such unqualified statements.

2. In the fourth bullet on page 22, Cliffs states that "Casablanca…plans to continue to seek full control of Cliffs' Board and replace the current CEO without paying a control premium." While Casablanca has proposed for election six nominees, five of whom are independent of Casablanca, Casablanca, as a matter of law and fact, will not be obtaining "control" of the Board or Cliffs in the event that its proxy solicitation is successful.  Please refrain from using

Cliffs Natural Resources Inc.
c/o Gary B. Halverson
May 29, 2014
P a g e | **2**

this inexact formulation in future filings, including the proxy statement.

3.  The references to a "control premium" imply that Casablanca is effectively acquiring control of Cliffs as opposed to simply exercising its rights as a stockholder to nominate and vote upon a slate of new directors.   Given that Casablanca will not control Cliffs even if its solicitation is successful, it remains unclear why any control premium would be due.  We also are unaware of any legal requirement that obligates a non-management party to pay a control premium or any proxy solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies paid a "premium" or "control premium" to security holders in exchange for a vote in favor of their candidates. Please refrain from creating the impression that a "premium" is legally or otherwise required in light of the Rule 14a-9 prohibition with respect to omissions of material fact necessary to make the statement made in light of the circumstances under which it is made.

4.  In the third bullet on page 22, Cliffs states "Cliffs has made a number of offers to Casablanca in an effort to settle, including two new independent directors and a third director to be mutually agreed upon at a later date."  Similarly, the fourth bullet states "Casablanca has rejected all of Cliffs' settlement offers…"  Advise us, with a view toward disclosure in the proxy statement, whether or not Cliffs has been the recipient of a number of offers by Casablanca in an effort to settle and, if so, state that Cliffs has rejected all such offers.

**Proxy Statement Filed on Schedule 14A**

General

5.  Advise us why the proxy statement was not filed using the EDGAR header tag PREC14A. Please confirm that future submissions, including any amendments to the proxy statement, will be filed using the correct EDGAR header tag.

6.  Please confirm, on a supplemental basis, that Cliffs has no disclosure required by Item 5(b)(1)(iii) of Schedule 14A to report regarding any convictions in a criminal proceeding of any of the participants during the past ten years. While we recognize that negative responses to this item requirement need not be disclosed in the proxy statement, the line item requires a statement "whether or not" any reportable proceeding occurred.

7.  Please direct us to any disclosure indicating that the director nominees have consented to being named in the proxy statement and to serve if elected, or revise accordingly.
    Refer to Rule 14a-4(d)(1) and (4).

    What vote is required to approve each proposal?, page 13

Cliffs Natural Resources Inc.
c/o Gary B. Halverson
May 29, 2014
P a g e | **3**

8. References to the effect and/or treatment of broker non-votes appear here and elsewhere in the proxy statement.  Advise us, with a view toward revised disclosure, whether in a contested election brokers have any authority to vote on any proposals to be voted on at the meeting, whether routine or not, absent being given voting instructions by beneficial owners.

Cumulative Voting, page 14

9. We noticed the disclosure that "if the election of directors is by cumulative voting, the persons appointed by the accompanying proxy intend to cumulate the votes represented by the proxies they receive and distribute such votes in accordance with their best judgment in order to elect as many of the nominees for directors named [ ] as possible."  Advise us, with a view toward revised disclosure, what consideration Cliffs has given to soliciting security holders for the discretionary authority to cumulate votes.  If none, please advise us of the authority upon which the proxy holders intend to rely in using "their best judgment" to cumulate votes.  Refer to Rule 14a-4(c) and (e) and Item 6(c)(4) of Schedule 14A.

Proxy Solicitation, page 15

10. Item 4(b) of Schedule 14A requires disclosure of costs "in connection with the solicitation."  Instruction 1 to this requirement indicates that such costs include "fees for attorneys…and other costs incidental to the solicitation."  Advise us, with a view towards revised disclosure, whether or not the legal fees being paid to outside counsel will be included within the estimated costs associated with this solicitation and the extent to which such costs will be disclosed if not "normally expended" by the registrant.

**Closing Comments**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Cliffs Natural Resources Inc.
c/o Gary B. Halverson
May 29, 2014
P a g e | **4**

•        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

CC: David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz